Mail Stop 3561

August 10, 2007

Mark Weinstein
Chief Executive Officer
Bio-Imaging Technologies, Inc.
826 Newtown-Yardley Road
Newtown, PA 18940

> **Re:** **Bio-Imaging Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 29, 2007**
> **File No. 001-11182**

Dear Mr. Weinstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Financial Statements, page 27

1. Please revise to include the selected quarterly financial data required by Item 302 of Regulation S-K. We note that your common stock is registered pursuant to Section 12(b) of the Exchange Act.

Report of Independent Registered Public Accounting Firm, page 28

2. Please advise your independent accountant to revise their report to include the city and state of the office from which their report was issued, in accordance with Rule 2-02 of Regulation S-X.

Statements of Income, page 30

3. We note your disclosure of service revenues and reimbursement revenues. Please revise to separately present the costs attributable to each category of revenue. Refer to Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 34

4. We note that direct costs incurred prior to the execution of a customer service contract are deferred until the related contract is executed. Please tell us what guidance you considered in your conclusion that it is appropriate to defer this expense until the related contract is executed. Revise your disclosure to describe each specific category of costs that are deferred and confirm that your policies with respect to the capitalization of such costs have been consistently applied during each period presented.

5. Please revise your disclosure to discuss your revenue recognition policy for reimbursement revenues. Describe the typical nature of your contracts as they relate to payments received from your clients for reimbursable costs and tell us why you believe it is appropriate to present these amounts on a gross basis in accordance with EITF 99-19.

Foreign Currency Translation, page 36

6. We note that you consider the US Dollar to be the functional currency of your foreign subsidiaries. We also note that the operating costs for your facility located in the Netherlands are primarily denominated in Euros. Please tell us how you determined that the US Dollar is the functional currency for your foreign subsidiaries, in accordance with paragraphs 5-10 of SFAS 52. With respect to your operations in the Netherlands, explain how you initially determined that the functional currency was the US Dollar, and whether there have been significant changes in economic facts and circumstances that would indicate that the functional currency of the subsidiary may have changed.

Item 9A – Controls and Procedures, page 50

7. We note that your disclosures do not comply with Item 307 of Regulation S-K in the following respects:
   - We note that you performed an evaluation of the effectiveness of the disclosure controls as of a date within 90 days of the filing of your Form 10-K, while the requirement is to perform the evaluation as of the end of the period covered by the report.
   - We note that the references to the Exchange Rules are incorrect.
   - We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised to either include the entire definition, along with a clear conclusion regarding effectiveness with respect to each component, or to eliminate the partial definition.

   Please revise your filing to address each of the matters noted above, or confirm that you will do so in future filings.

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3391 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies